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                               May 21, 2020

       Zeynep Hakimoglu
       President and Chief Executive Officer
       ClearOne, Inc.
       5225 Wiley Post Way, Suite 500
       Salt Lake City, UT 84116

                                                        Re: ClearOne, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2020
                                                            File No.333-238085

       Dear Ms. Hakimoglu:

              We have limited our review of your registration statement to those issues that we have addressed in our comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-3 filed May 7, 2020

       General

   1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any "derivative action." Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
                                                        Act creates exclusive
federal jurisdiction over all suits brought to enforce any duty or liability created by
the Exchange Act or the rules and regulations thereunder, and Section
                                                        22 of the Securities
Act creates concurrent jurisdiction for federal and state courts over all suits brought to
enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
If the provision applies to Securities Act claims, please revise your prospectus to
state that there is uncertainty as to whether a court would enforce such
 Zeynep Hakimoglu
ClearOne, Inc.
May 21, 2020
Page 2
         provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please include appropriate risk factor disclosure related to your exclusive forum provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

        Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-
Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameZeynep Hakimoglu                           Sincerely,
Comapany NameClearOne, Inc.
                                                             Division of
Corporation Finance
May 21, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName